EXHIBIT 99.1

Standard Lithium Signs Letter of Intent With Koch Engineered Solutions to Support Commercial Lithium Project Development

VANCOUVER, British Columbia, Dec. 15, 2021 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE: SLI) (FRA: S5L), an innovative technology and lithium project development company today announced it has signed a Letter of Intent (“LOI”) with Koch Engineered Solutions (“KES”) for support with pre-front end engineering design (“pre-FEED”) at the Company’s proposed first commercial plant located at the Lanxess facility in southern Arkansas.

The intent of the LOI is to organize and use several business units under the KES umbrella to form an Integrated Project Management Team (“IPMT”) that will help Standard Lithium to execute key pre-FEED work. The IPMT will largely draw on strategically aligned resources from Koch Project Solutions (“KPS”), Koch Separation Solutions (“KSS”) and Optimized Process Designs (“OPD”). The IPMT will be structured to assist the Company in evaluating process scale-up solutions, equipment options, preliminary engineering design, scheduling, budgeting and other project management activities relating to the first commercial lithium plant proposed at the Lanxess facility in southern Arkansas. The proposed site for the first commercial facility currently houses the Company’s continuously operating pre-commercial Direct Lithium Extraction (“DLE”) Demonstration Plant.

Standard Lithium’s President and COO, Dr. Andy Robinson commented “The Company is undergoing a period of transformational growth, and we must add to our team in order to move fast and efficiently towards the first commercial plant. The deep bench-strength and world class resources that the KES businesses bring is vital to us building the strongest possible project execution team.”

“KES is focused on accelerating growth in energy transformation with an eye on the fast-growing renewables market. Our collaboration with Standard Lithium showcases KES’s commitment to working with our partners to provide best in class process equipment, engineering, procurement, and construction services. We are excited to help grow the battery value chain and look forward to working with Standard Lithium on this historic project,” said Dan Haycook, chief commercial officer for Koch Engineered Solutions.

About Standard Lithium Ltd.

Standard Lithium is an innovative technology and lithium development company. The Company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company has commissioned its first-of-a-kind industrial-scale direct lithium extraction demonstration plant at Lanxess’s south plant facility in southern Arkansas. The demonstration plant utilizes the Company’s proprietary LiSTR technology to selectively extract lithium from Lanxess’s tail brine. The demonstration plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwest Arkansas, referred to as the South West Arkansas Lithium Project, and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American Exchanges under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

On behalf of the Board of Standard Lithium Ltd.
Robert Mintak, CEO & Director

About Koch Engineered Solutions

Koch Engineered Solutions (KES) delivers superior value in developing, integrating and applying innovative technical and service solutions for industrial value chains. KES offers uniquely engineered solutions in construction; mass and heat transfer; combustion and emissions controls; filtration; separation; materials applications; automation and actuation. Based in Wichita, Kansas, KES is a subsidiary of Koch Industries, one of the largest private companies in the world. More information is available at KochEngineeredSolutions.com.

For further information, contact

Contact:
LHA Investor Relations
David Barnard
+1 415-433-3777
standardlithium@lhai.com
info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Koch Industries
Christin Fernandez, Director of Communications
Christin.Fernandez@kochps.com
202-879-8546

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future plans and objectives of the Company, including, without limitation, the pursuit and/or realization of any strategic opportunities, the formation and development of the IPMT, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, accuracy of preliminary economic assessments, including net present value, internal rate of return, capital and operating costs, life of mine production, progression of the project, including to a pre-feasibility study, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.